Exhibit 99.(g)(4)

APPENDIX I

Amended Appendix I dated May 17, 2013 to the

Global Custodial Services Agreement dated as of October 1, 2010, as revised

Fund Names

Turner All Cap Growth Fund

Turner Emerging Growth Fund

Turner Large Growth Fund

Turner Midcap Growth Fund

Turner Small Cap Growth Fund

Turner Spectrum Fund

Turner Titan Fund

Turner Market Neutral Fund

Turner Medical Sciences Long/Short Fund

Turner Emerging Markets Fund